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                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                                ----------------
                                SCHEDULE 13E-3/A


             RULE 13e-3 TRANSACTION STATEMENT UNDER SECTION 13(e) OF
                       THE SECURITIES EXCHANGE ACT OF 1934

                                 (Amendment No. 2)

                                Storage USA, Inc.
                                (Name of Issuer)

                                Storage USA, Inc.
                                       and
                       Security Capital Group Incorporated
                      (Name of Person(s) Filing Statement)

                     Common Stock, Par Value $0.01 Per Share
                         (Title of Class of Securities)

                                    861907103
                      (CUSIP Number of Class of Securities)

                          John W. McConomy                                           Jeffrey A. Klopf
         Executive Vice President, General Counsel and Secretary            Senior Vice President and Secretary
                          Storage USA, Inc.                                 Security Capital Group Incorporated
                     175 Toyota Plaza, Suite 700                                     125 Lincoln Avenue
                       Memphis, Tennessee 38103                                 Santa Fe, New Mexico 87501
                           (901) 252-2000                                            (505) 982-9292


                           WITH A COPY TO:                                            WITH A COPY TO:

       Gilbert G. Menna, P.C.               Randall S. Parks, Esq.                  Adam O. Emmerich, Esq.
        Goodwin Procter LLP                   Hunton & Williams                 Wachtell, Lipton, Rosen & Katz
          Exchange Place                Riverfront Plaza, East Tower                51 West 52nd Street
     Boston, Massachusetts 02109            951 East Byrd Street                  New York, New York 10019
          (617) 570-1000                Richmond, Virginia 23219-4074                 (212) 403-1000
                                               (804) 788-8200

           (Name, Address and Telephone Number of Person Authorized to
   Receive Notices and Communications on Behalf of Person(s) Filing Statement)

     This statement is filed in connection with (check appropriate box):

     a. [X] The filing of solicitation materials or an information statement subject to Regulation 14A, Regulation 14C or Rule 13e-3(c) under the Securities Exchange Act of 1934.

     b. [_] The filing of a registration statement under the Securities Act of 1933.

     c. [_] A tender offer.

     d. [_] None of the above.

     Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies: [x]

     Check the following box if the filing is a final amendment reporting the results of the transaction: [_]


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                            CALCULATION OF FILING FEE

Transaction Valuation*:  $745,013,783      Amount of filing fee:   $68,541.27

* For purposes of calculating the filing fee only, the transaction valuation was determined by adding (a) the product of (i) the 16,716,228 shares of common stock, par value $0.01 per share, of Storage USA, Inc. ("Common Stock") that are proposed to be converted into the right to receive the transaction consideration and (ii) $43.21 (which is the sum of the consideration of $42.50 per share of Common Stock plus $0.71 per share of Common Stock for the maximum potential adjustments), plus (b) $22,705,571 payable to holders of options to purchase shares of Common Stock in exchange for the cancellation of such options (the "Total Consideration"). The filing fee equals $92.00 per $1,000,000 of the Total Consideration, pursuant to Sections 13(e) and 14(g) of the Exchange Act, as amended.

     [x] Check the box if any part of the fee is offset by Exchange Act Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

     Amount Previously Paid: $68,541.27          Filing Party: Storage USA, Inc.

     Form or Registration No.:  14A              Date Filed: January 23, 2002

                                  INTRODUCTION

     This Amendment No. 2 amends and supplements the Transaction Statement on
Schedule 13E-3 (the "Statement") filed on January 23, 2002, and amended by Amendment No. 1 thereto on February 6, 2002 ("Amendment No. 1"), by Storage USA, Inc., a Tennessee corporation ("Storage USA") and Security Capital Group Incorporated, a Maryland corporation ("Security Capital"), which owns approximately 41.3% of the outstanding common stock of Storage USA, pursuant to
Section 13(e) of the Securities Exchange Act of 1934, as amended, and Rule 13e-3 thereunder, by replacing in their entirety Exhibits (c)(1), (c)(2), (c)(3) and
(c)(4) to Amendment No. 1 with the exhibits listed below. The Statement relates to the Purchase and Sale Agreement by and among Storage USA, Storage USA Trust, SUSA Partnership, L.P. ("SUSA Partnership") and Security Capital, dated as of December 5, 2001, as amended by the Letter Agreement by and among Storage USA, Storage USA Trust, SUSA Partnership and Security Capital, dated January 17, 2002 (the "Purchase Agreement"). Pursuant to the Purchase Agreement, first, Security Capital will purchase all of Storage USA's assets, including all of Storage USA's interests in its operating partnership, SUSA Partnership, and assume all of Storage USA's liabilities, then Storage USA will merge with and into SUSA Partnership (which at the time of the merger will be a majority-owned subsidiary of Security Capital) with SUSA Partnership being the surviving entity in the merger. In the merger, Storage USA's shareholders will receive $42.50 in cash, without interest, for each share of Storage USA common stock owned, subject to certain adjustments with respect to dividends paid on the common stock after December 5, 2001.


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ITEM 16. EXHIBITS

     (c)(1) Materials presented by Lehman Brothers Inc. on June 25, 2001 (filed herewith).

     (c)(2) Materials presented by Lehman Brothers Inc. on July 18, 2001 (filed herewith).

     (c)(3) Materials presented by Lehman Brothers Inc. on October 23, 2001 (filed herewith).

     (c)(4) Materials presented by Lehman Brothers Inc. on December 3, 2001 (filed herewith).

                                    SIGNATURE

     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

     Dated: March 11, 2002



                                      STORAGE USA, INC.


                                      By:  /s/ John W. McConomy
                                         ---------------------------------------
                                      Name:  John W. McConomy
                                      Title: Executive Vice President, General
                                             Counsel and Secretary



                                      SECURITY CAPITAL GROUP INCORPORATED


                                      By: /s/ Jeffrey A. Klopf
                                         ---------------------------------------
                                      Name: Jeffrey A. Klopf
                                      Title: Senior Vice President and Secretary


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                                  EXHIBIT INDEX

Exhibit
No.       Description                                                   Filing Method
-----     --------------                                                -----------------
(c)(1)    Materials presented by Lehman Brothers Inc. on                Filed herewith
          June 25, 2001

(c)(2)    Materials presented by Lehman Brothers Inc. on                Filed herewith
          July 18, 2001

(c)(3)    Materials presented by Lehman Brothers Inc. on                Filed herewith
          October 23, 2001

(c)(4)    Materials presented by Lehman Brothers Inc. on                Filed herewith
          December 3, 2001

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